SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FONA, INC.
(Name of Issuer)

Common Stock, $.001 par value. (Title of Class of Securities)

344434 10 5
(CUSIP Number)

Michael Friess
2575 Pearl Street, Suite 225,
Boulder, Colorado 80302 (303) 499-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344434 10 5
1	Names of Reporting Person.		Evolutionary Genomics, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	732,000
	8	Shared Voting Power (see Item 5 below)	0
	9	Sole Dispositive Power	732,000
	10	Shared Dispositive Power (see Item 5 below)	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		732,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☑
13	Percent of Class Represented by Amount in Row (1)		9.27% (1)
14	Type of Reporting Person		CO

(1) Reported securities exclude options to purchase an aggregate of 5,475,183 shares of common stock of Fona, Inc. (the “Company’) in the event that the Agreement and Plan of Merger entered into on June 6, 2014 by and between the Company, Evolutionary Genomics, Inc., Michael Friess and Sanford Schwartz is terminated.

CUSIP No. 344434 10 5
1	Names of Reporting Person.		Steve B. Warnecke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power (see Item 5 below)	732,000 (1)(2)(3)
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power (see Item 5 below)	732,000 (1)(2)(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person		0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (1)		9.27% (1)(2)(3)
14	Type of Reporting Person		IN

(1) Mr. Warnecke may be deemed to have shared voting and dispositive control over 732,000 shares of common stock held by Evolutionary Genomics, Inc. Mr. Warnecke is Chief Executive Officer and director of Evolutionary Genomics, Inc. and holds 782,539 shares of Series B-2 preferred stock (“Series B-2”), representing 64.2% of the issued and outstanding Series B-2, and 1,029,780 shares of common stock, representing 26.8% of the issued and outstanding common stock of Evolutionary Genomics, Inc. Mr. Warnecke is also the Chairman of the Board of the Children’s Partners Foundation which holds 81,816  shares of common stock of Evolutionary Genomics, Inc. Mr. Warnecke may be deemed to have dispositive control over the reported securities held by the Children’s Partners Foundation.

(2) Reported securities exclude options held by Evolutionary Genomics, Inc. to purchase an aggregate of 5,475,183 shares of common stock of Fona, Inc. (the “Company’) in the event that the Agreement and Plan of Merger entered into on June 6, 2014 by and between the Company, Evolutionary Genomics, Inc., Michael Friess and Sanford Schwartz is terminated.

(3) Mr. Warnecke disclaims beneficial ownership of the reported securities and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for any purpose.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Evolutionary Genomics, Inc., a Delaware corporation (“Reporting Person” or “Evolutionary Genomics”) and Steve B. Warnecke (the “Principal” and, together with Evolutionary Genomics, the “Reporting Persons”).

Item 1. Security and Issuer

Securities acquired: Common Stock, $.001 value (“Common Stock”)

Issuer:    Fona, Inc. (the “Issuer”)
2575 Pearl Street, Suite 225,
Boulder, Colorado 80302

Item 2. Identity and Background

(a) This statement is filed by:

(i) Evolutionary Genomics, Inc., a Delaware corporation, which is the holder of record of approximately 9.27% of the Issuer’s outstanding common stock, $0.001 par value (the “Common Stock”)  based on the number of shares of Common Stock outstanding (7,894,111) as of May 2, 2014, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 12, 2014;

(ii) Steve B. Warnecke, a United States citizen, may be deemed the beneficial holder of 732,000 shares of the issued outstanding shares of common stock of the Company held by Reporting Person.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1026 Anaconda Drive, Castle Rock, CO 80108.

(c) The principal occupation of the Principal is Chief Executive Officer of Evolutionary Genomics, Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Evolutionary Genomics is a Delaware corporation. Mr. Warnecke is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of common stock currently owned or beneficially owned by the Reporting Persons was $145,000. The source of these funds was the working capital of Reporting Person.

Item 4. Purpose of the Transaction

On June  6, 2014, Evolutionary Genomics, EG I, LLC, a Colorado limited liability company (“EG I”),   the Company, Fona Merger Sub, Inc., a Delaware Corporation (“Sub”) and Fona Merger Sub, LLC, a Colorado limited liability company (“Sub LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to certain conditions, Sub will merge with Evolutionary Genomics and Sub LLC will merge with EG I, with each Evolutionary Genomics and EG I surviving as wholly-owned subsidiaries of the Company (the “Mergers”). Pursuant to the terms of the Merger Agreement, at the effective time of the Mergers, the Company shall cause to be paid or issued to stockholders of record of Evolutionary Genomics (the “EG Stockholders”) as of the effective time of the Mergers, 315,522,104 newly issued shares of common stock, par value $0.001 per share (“Common Stock”) of the Company and 35,421,335 shares of Common Stock to the members of EG I (“EG I Members”). The closing of the Mergers shall occur on or before December 31, 2015 (“Closing”).  Evolutionary Genomics and EG I may at any time mutually agree to change the method of effecting the business combination, including entering into an appropriate amendment to the Merger Agreement.

On June 6, 2014, Evolutionary Genomics entered into certain Securities Purchase Agreement whereby Michael Friess, the Chairman of the Board of Directors, President and Chief Executive of the Company, and Sanford Schwartz, member of the Company’s Board, agreed to sell, and Evolutionary Genomics, agreed to purchase, 366,000 shares of Common Stock from each Messrs Friess and Schwartz for an aggregate purchase price consideration of $145,000. The SPA further provides that in the event the Merger Agreement is terminated, Evolutionary Genomics shall have the option to purchase an additional 1,611,475 shares of Common Stock from each Messrs Friess and Schwartz for an aggregate purchase price consideration of $10,000. The SPA contains customary representations, warranties and covenants.

On June 6, 2014, Evolutionary Genomics entered into certain Securities Purchase Option Agreement (“Option Agreement”) whereby each Nick T. Boosalis, Desfaire, Inc. and The Boosalis Group, Inc. agreed to sell, and Evolutionary Genomics agreed to purchase, an option to purchase an aggregate of 2,252,233 shares of Common Stock,  representing 28.58% of all of the issued and outstanding Common Stock of the Company as of the date hereof,  for an aggregate purchase price of $30,000 (the “Option”). The Option shall be exercisable in the event that the Merger Agreement is terminated. The Option shall be exercisable for a period of six (6) months from the date of termination of the Merger Agreement. The Option Agreement contains customary representations, warranties and covenants by the parties.

The Common Stock owned or beneficially owned by the Reporting Persons have been, or will be, acquired for investment purposes. The purpose of the transactions described in this Item 4 are for Reporting Person to acquire to acquire approximately 98% ownership of issued and outstanding Common Stock of the Company if the mergers are consummated. Upon execution of the Merger Agreement, Mr. Warnecke was appointed Chief Financial Officer, Treasure, Secretary and Director of the Company.

The Reporting Persons may make further acquisitions of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock or shares of Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 7,894,111 Common Stock outstanding as of May 2, 2014, as reported by the Issuer quarterly report on Form 10-Q filed by the Issuer with the SEC on May 12, 2014) are as follows:

Evolutionary Genomics, Inc.
a)		Amount beneficially owned: 732,000	Percentage: 9.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	732,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	732,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Steve B. Warnecke
a)		Amount beneficially owned: 732,000	Percentage: 9.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	732,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	732,000

(c)            Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in Common Stock during the 60 days preceding the date of this report.

(d)             Not applicable.

(e)             Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 is incorporated by reference in this Item 6 as if fully set forth herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Securities Purchase Agreement, dated as of June 6, 2014, by and among Evolutionary Genomics, Inc., Michael Friess and Sanford Schwartz.

Exhibit 99.3	Share Purchase Option Agreement, dated as of June 6, 2014, by and among Evolutionary Genomics, Inc. and Nick Boosalis, Desfaire, Inc., The Boosalis Group, Inc.

Exhibit 99.4
Agreement and Plan of Merger, dated as of June 6, 2014, by and among Fona, Inc., Evolutionary Genomics, Inc., EG I, LLC, Fona Merger Sub, Inc. and Fona Merger Sub, LLC (Incorporated herein by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 12, 2014.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014

Evolutionary Genomics, Inc.

	By:	/s/ Steve Warnecke
	Name:	Steve Warnecke
	Title:	Chief Executive Officer

/s/ Steve Warnecke
Name: Steve Warnecke, individually